Exhibit 8.2

March __, 2006

Board of Directors

Northeast Community Bank

325 Hamilton Avenue

White Plains, New York 10610

Dear Members:

We have been requested to express our opinion on the New York State and New York City (the “State and City”) tax consequences related to the proposed conversion of Northeast Community Bank (the “Bank”) from a federally chartered mutual savings bank to a federally chartered stock savings bank (the “Stock Bank”) and the formation of Northeast Community Bancorp, MHC, a federal mutual holding company (the “MHC”) which will acquire the outstanding stock of Stock Bank and subsequently contribute Stock Bank’s stock to Northeast Community Bancorp, Inc. (the “Holding Company”) pursuant to the Plan of Reorganization (the “Conversion”) adopted by the Board of Directors on February 23, 2006.

You have received a favorable Federal income tax consequences opinion from special counsel dated March __, 2006, stating that the (a) the conversion of Bank to Stock Bank (b) transfer of stock of Stock Bank to MHC and (c) purchase of common stock of the Holding Company by MHC and by minority stockholders would result in no Federal income tax consequences to the Bank, Stock Bank, MHC, and Holding Company.

New York State Tax Consequences:

For purposes of Article 32 of the New York State Banking Law, Section 1451 of the Tax Law imposes, annually, a franchise tax on every banking corporation for the privilege of exercising its franchise or doing business in New York State in a corporate or organized capacity.

Section 1451(a) of the Tax Law provides a basic tax on the taxpayer’s entire net income, or portion thereof allocated to New York State, for any taxable year or part thereof.

Entire net income in defined in Section 1453(a) of the Tax Law as “total net income from all sources which shall be the same as the entire taxable income (but not alternative minimum taxable income) … which the taxpayer is required to report to the United States Treasury Department ... subject to the modifications and adjustments hereinafter provided.”

Board of Directors	2.
Northeast Community Bank

Section 1453(b) through (k-1) of the Tax Law and Sections 18-2.3, 18-2.4 and 18-2.5 of the Franchise Tax on Banking Corporations Regulations, promulgated thereunder, provide for the modifications and adjustments required by Section 1453(a). However, there are no modifications or adjustments applicable to a transaction where, for federal income tax purposes, steps to a conversion are treated as tax-free exchanges and result in no recognition of gain or loss for federal income tax purposes. Therefore, for purposes of Section 1453 of the Tax Law, such steps or exchanges would be treated the same as they are treated for federal income tax purposes.

Accordingly, if the steps to the Conversion described herein are treated as tax-free exchanges under provisions of the Internal Revenue Code of 1986, as amended, it is our opinion that such exchanges would be tax-free for purposes of computing entire net income under Section 1453 of Article 32 of the Tax Law.

Scope of Opinion:

The scope of this opinion is expressly limited to the New York State tax consequences of the transactions in connection with the facts and based upon the representations and assumptions stated above. Specifically, but without limitations, our opinion has not been requested, and is not provided, with respect to the tax consequences of the transactions to any other party involved in the transactions and with respect to any foreign, state, or local consequence other than New York State bank taxes at this time. The opinion proposed herein excludes New York State sales and use taxes, stock transfer taxes, real property transfer gains taxes and real estate transfer taxes associated with the above conversion, if any.

Our opinion, as stated above, is based upon our research and analysis of the New York State tax laws and applicable regulations and the opinion of counsel as to the federal tax consequences, all as of the date of issuance of this opinion. The foregoing are subject to change, and such change may be retroactively effective. If so, our views as set forth above may be affected and may not be relied upon. We have assumed no responsibility to update this opinion as a result of any such change in law or rulings. Further, any variation or differences in the facts or representations recited herein, for any reason, might affect our conclusions, perhaps in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the New York State Department of Taxation and Finance will agree with the above analysis.

Board of Directors	3.
Northeast Community Bank

We hereby consent to the filing of the opinion as an exhibit to the Bank’s combined Form MHC-1/MHC-2 Notice of Mutual Holding Company Reorganization and Application for Approval of Minority Stock Issuance, and as an exhibit to the Holding Company’s Application on Form H(e)-1, as filed with the OTS, and the Holding Company’s Registration Statement on Form S-1 as filed with the SEC. We also consent to the references to our firm in the prospectus contained in the Forms MHC-1/MHC-2, H(e)-1, and S-1 under the captions “The Reorganization and Offering – Material Income Tax Consequences” and “Legal and Tax Opinions,” and to the summarization of our opinion in such Prospectus.

Very truly yours,

Beard Miller Company LLP